

Mail Stop 3030

July 24, 2009

Via U.S. Mail and Fax (310) 643-7457

Melvin Gagerman
Chief Financial Officer
Aura Systems, Inc.
2330 Utah Avenue.
El Segundo, California 90245

>   **Re: Aura Systems, Inc.**
>   **Form 10-K for the fiscal year ended February 28, 2009**
>   **Filed June 15, 2009**
>   **Form 10-Q for the fiscal quarter ended May 31, 2009**
>   **File No. 000-17249**

Dear Mr. Gagerman:

        We have reviewed your filings and correspondence dated July 17, 2009 and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 8, 2009

Liquidity and Capital Resources

1.   We reference the disclosure that the total amount that you owe a Board member
        was $2.3 million as of February 28, 2009. We also note that the notes payable –
        related party on your consolidated balance sheet was $1.8 million as of February
        28, 2009. Please reconcile these two statements. In future filings, please label all
        related party debt as such on the face of your consolidated balance sheet.

Results of Operations

Fiscal 2009 Compared to Fiscal 2008

Cost of Goods

2.   We see that you reduced your reserve for inventory obsolescence by $298,405
        during fiscal year 2009. Tell us and in future filings clarify how your accounting
        for inventory impairment considers the guidance from SAB Topic 5-BB.   Please
        also revise future filings to quantify the impact of any sales of previously
        impaired inventory on cost of goods and gross profit.

Consolidated Financial Statements

Note 3 - Inventories, page 62

3.   We note your response to prior comments 4 – 6. Considering the significance of
        your inventories (which are approximately 79% of total assets at May 31, 2009),
        please revise your MD&A in future filings as follows in order to provide readers
        with a full understanding of the composition of your current and long-term
        inventory:

        •   Fully describe in detail the components of your current and non-current
            inventory. That is, show a breakdown of the different components such as
            ECU's, generators and mounting kits.

        •   Describe the aging of your inventory among the different components. If you
            continue to hold on to inventories from prior years, describe why those
            inventories are still realizable and your expected utilization of that inventory.
            Please discuss the units and cost of the components on the balance sheet date,
            the number of units sold during the periods presented and your expected
            timeframe for the utilization of the remaining units.

        •   Please also address how your inventories from prior years are still considered
            useful in light of the technological changes that have occurred in automotive

> designs. Describe to the reader how these parts can still be used on newer vehicles.
>
> Please provide us a draft of your proposed disclosure to include in future filings. We may have further comments based on your response.

4.   As a related matter, we see that current inventory was the same amount at February 28, 2008, February 28, 2009 and May 31, 2009. Please tell us and revise future filings to disclose how you determine the amount of current inventories and discuss why your estimate of the amount of inventories to be used within 12 months has not changed since at least February 28,2008.

Note 9. Stockholder's Equity, page 66

Warrants, page 67

5.   We re-issue our previous comment 7. Please specifically tell us the date that you used as your measurement date for the warrants issued for consulting services during 2008 with a fair value of $82,974 and your accounting basis for that determination. That is, clarify the term of performance for the consulting services and the vesting period for the warrants. Future filings should also include this information, as relevant.

Form 10-Q for the fiscal quarter ended May 31, 2009

Consolidated Financial Statements

Note 6. Notes Payable and Other Liabilities, page 13

6.   Please tell us whether your convertible debt instruments may be settled in cash (or other assets) upon conversion, including partial cash settlement. If so, please tell us how you considered FASB Accounting Standards Codification 470-20-25-22 through 24 (FSP APB 14-1).

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3664 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Kristin Lochhead
Reviewing Accountant